Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2006 Annual Meeting of Stockholders held on September 28, 2006, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Abstained
**William L. Koke	1,909,294	19,308
**David L. Meister	1,908,294	20,308
*G. Peter O'Brien	22,879,163	136,191
*Charles M. Royce	22,891,392	123,962

*Common Stock and Preferred Stock Voting Together As A Single Class

**Preferred Stock Voting As A Separate Class